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Filed Pursuant to Rule 424(b)2

Registration No. 333-109923

PROSPECTUS SUPPLEMENT

(To Prospectus dated December 19, 2003)

$85,000,000

Entergy Gulf States, Inc.

FIRST MORTGAGE BONDS,

6.18% SERIES DUE MARCH 1, 2035

We are offering $85 million of our First Mortgage Bonds, 6.18% Series due March 1, 2035. We will pay interest on the bonds on March 1 and September 1 of each year. The first interest payment on the bonds will be made on September 1, 2005. The bonds will be redeemable at our option, in whole or in part, (i) at any time prior to March 1, 2010, at the make-whole redemption price described in this prospectus supplement, and (ii) at any time on or after March 1, 2010, prior to maturity of the bonds, at a redemption price equal to 100% of the principal amount of the bonds being redeemed, plus, in each case, accrued and unpaid interest thereon to the redemption date. The bonds will be issued in denominations of $1,000 and integral multiples thereof.

As described in the accompanying prospectus, the bonds are a series of first mortgage bonds issued under our mortgage indenture, which has the benefit of a first mortgage lien on substantially all of our property.

Investing in the bonds involves risks. See “ Risk Factors” beginning on page S-3.

Neither the Securities and Exchange Commission nor any state securities commission or any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Entergy Gulf States (before expenses)
Per bond	99.913%	0.875%	99.038%
Total	$84,926,050	$743,750	$84,182,300

The price to public will also include any interest that has accrued on the bonds since their issue date if delivered after that date.

The underwriters expect to deliver the bonds to purchasers through The Depository Trust Company on or about February 10, 2005.

Joint Bookrunners

Barclays Capital	RBS Greenwich Capital

Scotia Capital

Hibernia Southcoast Capital, Inc.	KBC Financial Products

February 3, 2005

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You should rely only on the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference is accurate as of any date other than as of the dates of these documents or the date these documents were filed with the SEC. We are not making an offer of the bonds in any state where the offer is not permitted.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

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RISK FACTORS

In considering whether to purchase the bonds being offered, you should carefully consider the information we have included or incorporated by reference in this prospectus supplement and the accompanying prospectus. In particular, you should carefully consider the risk factors described below, as well as the factors listed in “Forward-Looking Information.” These risk factors update and restate the risk factors contained in the accompanying prospectus and therefore are intended to supersede those risk factors.

We face delays and uncertainties with respect to the outcome of regulatory proceedings at the Public Utility Commission of Texas, including proceedings under a 1999 law that provides for retail open access in Texas and a related freeze on our retail electric rates, which has resulted in the recent dismissal of our Texas rate case. An adverse decision in one or more of these or other proceedings, including fuel reconciliation proceedings, could have a material adverse effect on our financial condition, results of operations, and liquidity and any trading market of the bonds being offered.

In 1999, the Texas legislature enacted a law providing for competition through retail open access in the electric utility industry in Texas. The law provided for retail open access by most investor-owned electric utilities in Texas commencing January 1, 2002. With retail open access, generation and retail electric sales will become competitive businesses, but transmission and distribution operations will continue to be regulated.

The Public Utility Commission of Texas (the “PUCT”) delayed retail open access in our Texas service territory due to concerns about whether the market was ready for retail open access. As required by law, we have made numerous filings with the PUCT, including our filing of a plan to separate our generation, transmission, distribution, and retail electric functions into separate companies and a request that our proposed transmission organization be certified as an independent organization under Texas law. In July 2004, the PUCT issued a written order that denied our application to certify our proposed transmission organization as an independent organization under Texas law, ordered the cessation of efforts to develop retail open access in our Texas service territory under a proposed interim solution, continued the delay of retail open access until we join a regional transmission organization approved by the Federal Energy Regulatory Commission (the “FERC”) or another independent organization that meets Texas statutory requirements, and ordered the termination of a pilot project in our Texas service territory. The approval of a regional transmission organization by the FERC and the approval of other matters by the Securities and Exchange Commission (the “SEC”) relating to our business separation plan may also further delay the implementation of retail open access in Texas. It is uncertain what effect, if any, that the PUCT order delaying efforts to develop retail open access in our Texas service territory will have on certain prior PUCT orders addressing our transition to retail competition in Texas.

In view of the PUCT order to delay retail open access in our Texas service territory, we filed a general retail electric rate case and a fuel reconciliation proceeding with the PUCT in August 2004, seeking, respectively, an aggregate annual rate increase of $68 million, including a rider to recover over a fifteen-year period $110.9 million in costs related to our efforts to move to retail open access under Texas law and an incremental capacity cost rider that would enable us to recover our actual Texas retail capacity costs (such as purchased power costs) on a timely basis, and the reconciliation of approximately $288 million in fuel and purchased power costs incurred from September 2003 through March 2004. We have not had a base rate increase in Texas since 1991, and, in connection with the proposed transition to retail open access and its subsequent delay, we have been subject to a rate freeze in Texas since September 1999. In a written order issued in October 2004, the PUCT dismissed our rate case and fuel reconciliation proceeding, finding that we remain subject to the rate freeze provided for in the 2001 settlement approved by the PUCT that initially delayed retail open access in our Texas service territory. The PUCT order permits us to petition the PUCT at any time before July 1, 2005 to modify or to lift the rate freeze; if the rate freeze is lifted by the PUCT, we may file an application to increase our rates. If we have not submitted a petition to lift the rate freeze by July 1, 2005, the PUCT will institute a proceeding to consider whether the rate freeze should be lifted at that time. We filed a motion for rehearing in November 2004, which was denied by operation of law in December 2004 due to the failure of the PUCT to rule on it. Thereafter, we filed an appeal of the PUCT’s decision in state district court in Travis County, Texas, where the matter is

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currently pending. We are currently considering the pursuit of all additional remedies available to us in response to the PUCT order, including filing a petition to lift the rate freeze and pursuing efforts to get legislative support through the passage of a bill that would clarify that we are no longer operating under a rate freeze.

Dismissal of our rate case does not preclude us from seeking recovery of our transition to competition costs when the rate freeze is no longer in effect. Similarly, the dismissal of our rate case does not preclude us from seeking the reconciliation of fuel and purchased power costs of $288 million incurred from September 2003 through March 2004, when we seek at the appropriate time the reconciliation of similar costs for future periods. In March 2004, we filed with the PUCT a fuel reconciliation proceeding seeking the reconciliation of approximately $1.4 billion in fuel and purchased power costs incurred from September 2000 through August 2003. A hearing in this fuel reconciliation proceeding concluded in October 2004 and the administrative law judges (“ALJs”) issued a Proposal for Decision on January 31, 2005. The ALJs recommended that some imputed capacity associated with certain purchased power transactions be disallowed as eligible fuel costs. In addition, they recommended that certain portions of payments for purchases from the unregulated portion of our River Bend facility be disallowed. These two items result in a recommended disallowance of approximately $11.7 million (including interest). The Proposal for Decision is scheduled to be considered by the PUCT on February 24, 2005, and we expect a final PUCT decision in the first quarter of 2005.

Extended delay and uncertainty with respect to the start of retail open access in Texas (including uncertainty as to the ultimate form of our related business separation plan, particularly in conjunction with any jurisdictional separation of our company as described in the penultimate risk factor below), uncertainty as to when we will be permitted to seek rate relief in Texas, including recovery of our transition to competition costs and capital expenditures and our Texas retail capacity costs, and adverse decisions in our fuel reconciliation and other proceedings pending at the PUCT could have a material adverse effect on our financial condition, results of operations, and liquidity and any trading market for the bonds being offered.

We face uncertainties with respect to the outcome of pending rate-related proceedings at the Louisiana Public Service Commission. An adverse decision in one or more of these proceedings could have a material adverse effect on our financial condition, results of operations, and liquidity.

In Louisiana, the Louisiana Public Service Commission (the “LPSC”) is primarily responsible for approval of the rates we charge our Louisiana customers. In addition to base rate proceedings, as in Texas, our fuel and purchased power costs recovered from customers in Louisiana are subject to regulatory scrutiny. In May 2002, we filed our ninth and last required post-merger analysis with the LPSC. In its latest testimony filed in December 2003, the LPSC staff recommended an annual rate refund of $30.6 million dating back to June 2002, and a prospective rate reduction of approximately $50 million. In January 2005, we filed testimony with the LPSC in support of a proposed settlement with the LPSC that would resolve numerous dockets relating to proceedings that we are involved in, including our ninth post-merger earnings review proceeding and dockets established to consider issues concerning our power purchases during the summers of 2001, 2002, and 2003. The proposed settlement includes an offer to refund between $70 and $80 million to our Louisiana customers through a credit on bills rendered in March 2005, with no immediate change in base rates, and proposes a performance-based rate structure with a 10.65% return on equity midpoint and a 75 basis point bandwidth. Following the submission of comments and testimony by the parties to the various proceedings at issue in the proposed settlement, a technical conference, and a hearing on the proposed settlement, the proposed settlement is scheduled to be presented to the LPSC for consideration in late February 2005.

An adverse decision by the LPSC concerning the level or method of determining our rates, or with respect to other similar proceedings at the LPSC, could have a material adverse effect on our financial condition, results of operations, and liquidity.

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We face uncertainties with respect to the outcome of an LPSC regulatory proceeding on the proposed jurisdictional separation of our company into two separate vertically integrated utilities. An adverse decision in this proceeding could have a material adverse effect on our financial condition, results of operations, and liquidity and any trading market for the bonds being offered.

Pending developments at the federal level and in Texas and other states, the LPSC and the Louisiana state legislature have generally deferred pursuing retail open access in Louisiana. As a result, pursuit of our business separation plan mandated by Texas law in connection with retail open access in our Texas service territory has been complicated by our having retail operations in Louisiana subject to the jurisdiction of the LPSC. During the course of our retail open access proceedings with the PUCT, the LPSC has been holding independent proceedings concerning the proposed separation of our business. Unlike our plan filed with the PUCT to separate our Texas generation, transmission, distribution, and retail electric functions into separate companies, the investigation recently initiated in the LPSC proceedings is evaluating a jurisdictional split of our company into a Louisiana company and a Texas company. In a status conference held in September 2004 before an administrative law judge, the LPSC staff asserted that uncertainty with respect to retail open access in Texas should not control whether or when the LPSC should require the jurisdictional separation of our company and recommended that an investigation concerning the proposed jurisdictional separation proceed. We submitted a preliminary methodology developed by us for the jurisdictional separation of our company if our regulators should determine that a jurisdictional separation is in the public interest. Although it contains many components that are similar to that set forth in our business separation plan filed with the PUCT, our preliminary methodology filed with the LPSC provides for the separation of our company into a Louisiana vertically integrated utility company and a Texas vertically integrated utility company rather than the separation of our Texas generation, transmission, distribution, and retail electric functions into separate companies as is envisioned in our plan filed with the PUCT. A procedural schedule was established in the status conference that sets discovery through February 2005, testimony through the first half of June 2005, and a hearing beginning later in June 2005. We will meet with the LPSC Staff later in February 2005 to establish a new procedural schedule for this investigation. Approvals of the FERC, the SEC, the PUCT, and the Nuclear Regulatory Commission may also be required for certain matters before we may implement any jurisdictional separation of our company.

Although any transfer of assets resulting from a jurisdictional separation of our company would be made in accordance with the provisions of the mortgage indenture securing the bonds being offered, uncertainty with respect to the proposed jurisdictional separation of our company and any disadvantageous decision on the structure of any jurisdictional separation ordered by the LPSC could, particularly in conjunction with any additional restructuring of our company ordered by the PUCT upon the implementation of retail open access in Texas, have a material adverse effect on our financial condition, results of operations, and liquidity and any trading market for the bonds being offered.

Ownership of a nuclear generating facility creates business, financial and waste disposal risks.

We own the River Bend Steam Electric Generating Station, a 966-megawatt nuclear powered generating station. One of our affiliates operates River Bend under an arrangement providing that we are responsible for all the operating costs. As a result, we are subject to the risks arising from owning and operating a nuclear generating facility. These include the risks arising from the use, storage, handling and disposal of high-level and low-level radioactive materials, limitations on the amounts and types of insurance commercially available in respect of losses that might arise in connection with nuclear operations, and uncertainties with respect to the technological and financial aspects of decommissioning nuclear plants at the end of their licensed lives (the operating license for River Bend expires in 2025).

In addition, concerns are being expressed in public forums about the safety of nuclear generation units and nuclear fuel. These concerns have led to various proposals to federal regulators as well as governing bodies in some localities for legislative and regulatory changes that could lead to the shut down of nuclear units, denial of life extension applications, restrictions on nuclear units as a result of unavailability of sites for spent nuclear fuel

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disposal, or other adverse effects on owning and operating nuclear generation facilities. If any of the proposals relating to legislative and regulatory changes became effective, it could have a material adverse effect on our results of operation, financial condition, and liquidity and any trading market of the bonds being offered.

RECENT DEVELOPMENT

On December 17, 2004, the FERC issued an order initiating a hearing and investigation concerning the justness and reasonableness of the Available Flowgate Capacity (“AFC”) methodology, which methodology is used to evaluate short term transmission service requests under our, Entergy Arkansas, Inc.’s, Entergy Louisiana, Inc.’s, Entergy Mississippi, Inc.’s and Entergy New Orleans, Inc.’s (collectively, the “System Operating Companies”) open access transmission tariff, and establishing a refund effective date. In its order, the FERC indicated that although it “appreciates that Entergy is attempting to explore ways to improve transmission access on its system,” it believed that an investigation was warranted to gather more evidence in light of the concerns raised by certain transmission customers and certain issues raised in a FERC audit report finding errors and problems with the predecessor methodology used by Entergy Services, Inc. (“Entergy Services”) for evaluating short term transmission requests, the Generator Operating Limits methodology. The FERC order indicates that the investigation will include an examination of (i) Entergy Services’ implementation of the AFC program, (ii) whether Entergy Services’ implementation has complied with prior FERC orders on the AFC program, and (iii) whether Entergy Services’ provision of access to its transmission system was just, reasonable and not unduly discriminatory. Entergy Services has submitted an Emergency Interim Request for Rehearing requesting the FERC to defer the hearing process and instead proceed initially with an independent audit of the AFC program and the expansion of the current process involving other market participants to address a broader range of issues. Entergy Services believes that this type of approach is a more efficient and effective mechanism for evaluating the AFC program. Following the completion of the independent audit and this process involving other market participants, Entergy Services believes that the FERC could then determine whether other procedural steps are necessary. On February 2, 2005, the FERC issued a tolling order which gives it additional time to rule on the Emergency Interim Request for Rehearing submitted by Entergy Services. The order does not specify a deadline by which the FERC must issue a ruling. Entergy Services believes that it has complied with the provisions of its open access transmission tariff, including the provisions addressing the implementation of the AFC methodology; however, the ultimate scope of this proceeding and the effect of the proceeding at the FERC on the System Operating Companies, including us, cannot be predicted at this time.

FORWARD-LOOKING INFORMATION

From time to time, we make statements concerning our expectations, beliefs, plans, objectives, goals, strategies, and future events or performance. Such statements are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Although we believe that these forward-looking statements and the underlying assumptions are reasonable, we cannot provide assurance that they will prove correct. Except to the extent required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements involve a number of risks and uncertainties, and there are factors that could cause actual results to differ materially from those expressed or implied in the statements. Some of those factors (in addition to others described elsewhere in this prospectus supplement and in subsequent securities filings) include, but are not limited to:

•	resolution of pending and future rate cases and other proceedings at local and federal regulatory agencies;

•	our ability to manage our operation and maintenance costs;

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•	the performance of our generating plants, and particularly the capacity factor at our nuclear generating facility;

•	the prices and availability of power we must purchase for our utility customers;

•	uncertainty regarding the establishment of permanent sites for spent nuclear fuel storage and disposal;

•	changes in the financial markets, particularly those affecting the availability of capital and our ability to refinance existing debt and to fund capital expenditures;

•	actions of rating agencies, including changes in the ratings of debt and preferred stock;

•	changes in utility regulation and in the regulation of the nuclear industry; and

•	the effects of litigation and weather.

WHERE YOU CAN FIND MORE INFORMATION

The SEC allows us to “incorporate by reference” the information filed by us with the SEC, which means that we can refer you to important information without restating it in this prospectus supplement and the accompanying prospectus. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus and should be read with the same care. We incorporate by reference our Annual Report on Form 10-K for the year ended December 31, 2003, our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004, and September 30, 2004, our Current Reports on Form 8-K dated February 20, 2004 (filed on February 23, 2004) and dated March 11, 2004 (filed April 13, 2004), and any future filings that we make with the SEC under the Securities Exchange Act of 1934 if the filings are made prior to the time that all the bonds are sold in this offering. You can also find more information about us from the sources described under “Where You Can Find More Information” in the accompanying prospectus.

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SELECTED FINANCIAL INFORMATION

You should read our selected financial information set forth below in conjunction with the financial statements and other financial information contained in the documents incorporated by reference.

	For the Twelve Months Ended
	September 30, 2004	December 31,
		2003	2002	2001	2000
	(Unaudited, Dollars in Thousands)	(Dollars in Thousands)
Income Statement Data:
Operating Revenues	$2,742,505	$2,639,737	$2,183,879	$2,648,560	$2,511,240
Operating Income	304,845	307,770	351,730	397,192	413,289
Interest Expense (net)	126,250	143,994	135,091	165,082	152,023
Net Income	148,386	42,562	174,078	179,444	180,343
Ratio of Earnings to Fixed Charges(1)	2.59	1.51	2.49	2.36	2.60

	As of September 30, 2004
	Amount	Percent
	(Unaudited, Dollars in Thousands)
Balance Sheet Data:
Preferred Stock Without Sinking Fund	$47,327	1.2%
Common Stock and Paid-in Capital	1,271,539	33.0
Retained Earnings	521,995	13.6
Accumulated Other Comprehensive Income	712	—

Total Shareholders’ Equity	1,841,573	47.8
First Mortgage Bonds(2)(3)	1,478,000	38.4
Other Long-Term Debt(4)	511,435	13.3
Preferred Stock With Sinking Fund	17,402	0.5

Total Capitalization	$3,848,410	100.0%

(1)	As defined by Item 503(d) of Regulation S-K of the SEC, “Earnings” represent the aggregate of (a) income before the cumulative effect of an accounting change, (b) taxes based on income, (c) investment tax credit adjustments — net and (d) fixed charges. “Fixed Charges” as defined by Item 503(d) of Regulation S-K of the SEC include interest (whether expensed or capitalized), related amortization and estimated interest applicable to rentals charged to operating expenses.
(2)	Does not include (a) $200 million of our First Mortgage Bonds, 4 7/8% Series due November 1, 2011 that we issued on October 29, 2004, (b) $225 million of our First Mortgage Bonds, Floating Rate Series due December 1, 2009 that we issued on November 15, 2004, and (c) $50 million of our First Mortgage Bonds, 5.60% Series due December 1, 2014 that we issued on November 15, 2004.
(3)	Includes (a) $200 million in principal amount of our First Mortgage Bonds, 5.2% Series due December 3, 2007 that we redeemed on December 1, 2004, and (b) $275 million in principal amount of our First Mortgage Bonds, Floating Rate Series due June 18, 2007 that we redeemed on December 18, 2004.
(4)	Does not include approximately $82.4 million of obligations under capital leases (approximately $28.4 million of which are current liabilities).

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USE OF PROCEEDS

We anticipate our net proceeds from the sale of the bonds will be approximately $84 million after deducting underwriting discounts and commissions and estimated offering expenses of $140,500. Together with other available corporate funds, we will use the net proceeds we receive from the issuance and sale of the bonds to redeem prior to maturity $85 million in aggregate liquidation preference of the 8.75% Cumulative Quarterly Income Preferred Securities, Series A, issued by Entergy Gulf States Capital I, at a redemption price equal to 100% of the aggregate liquidation preference thereof plus accumulated and unpaid distributions thereon to the redemption date. Pending the application of the net proceeds, we will invest them in short term, highly liquid, high rated money market instruments and/or the Entergy system money pool.

DESCRIPTION OF THE BONDS

Interest, Maturity and Payment

We are offering $85 million of First Mortgage Bonds, 6.18% Series due March 1, 2035. We will pay interest on the bonds on March 1 and September 1 of each year, beginning on September 1, 2005. As long as the bonds are registered in the name of DTC or its nominee, the record date for interest payable on any interest payment date shall be the close of business on the Business Day immediately preceding such interest payment date. Interest starts to accrue from the date that the bonds are issued. The bonds will be issued on the basis of retired bond credits. As of January 31, 2005, approximately $1.273 billion of first mortgage bonds could have been issued on the basis of retired bond credits (of which $888 million could be issued without satisfying the earnings coverage test set forth in the mortgage indenture), and approximately $1.494 billion of first mortgage bonds could have been issued on the basis of net property additions.

Interest on the bonds will be computed on the basis of a 360-day year of twelve 30-day months. If any interest payment date, redemption date or the maturity date falls on a day that is not a Business Day, the payment due on that interest payment date, redemption date or the maturity date will be made on the next Business Day, and without any interest or other payment in respect of such delay.

Form and Denomination

The bonds will be issued in denominations of $1,000 and integral multiples thereof. The bonds will be represented by a global certificate without coupons registered in the name of a nominee of DTC. As long as the bonds are registered in the name of DTC or its nominee, we will pay principal, any premium, and interest due on the bonds to DTC. DTC will then make payment to its participants for disbursement to the beneficial owners of the bonds as described in the accompanying prospectus under the heading “Description of New Bonds—Book-Entry Securities.”

Optional Redemption

The bonds will be redeemable at our option, in whole or in part, on not less than 30 days’ nor more than 60 days’ notice, (i) at any time prior to March 1, 2010, at a redemption price equal to the greater of (a) 100% of the principal amount of the bonds being redeemed and (b) as determined by the Independent Investment Banker, the sum of (x) the present value of the payment on March 1, 2010 of the principal amount of the bonds being redeemed plus (y) the sum of the present values of the remaining scheduled payments of interest on the bonds being redeemed to March 1, 2010 (excluding the portion of any such interest accrued to the redemption date), discounted (for purposes of determining such present values) to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate plus 0.30%, and (ii) at any time on or after March 1, 2010, prior to maturity of the bonds, at a redemption price equal to 100% of the principal amount of the bonds being redeemed, plus, in each case, accrued and unpaid interest thereon to the redemption date.

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If, at the time notice of redemption is given, the redemption monies are not held by the trustee, the redemption may be made subject to receipt of such monies before the date fixed for redemption, and such notice shall be of no effect unless such monies are so received.

We may apply cash we deposit under any provision of the mortgage indenture, with certain exceptions, to the redemption or purchase, including the purchase from us, of first mortgage bonds of any series including the bonds offered by this prospectus supplement.

Certain Definitions

“Adjusted Treasury Rate” means, with respect to any redemption date:

(1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after March 1, 2010, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

(2) if such release (or any successor release) is not published during the week preceding the calculation date for the Adjusted Treasury Rate or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

The Adjusted Treasury Rate shall be calculated on the third Business Day preceding the redemption date.

“Business Day” means any day other than a Saturday or a Sunday or a day on which banking institutions in The City of New York are authorized or required by law or executive order to remain closed or a day on which the corporate trust office of the trustee is closed for business.

“Comparable Treasury Issue” means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to March 1, 2010 that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to March 1, 2010.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of five Reference Treasury Dealer Quotations for such redemption date after excluding the highest and lowest such Reference Treasury Dealer Quotations or (ii) if the Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

“DTC” means The Depository Trust Company.

“Independent Investment Banker” means one of the Reference Treasury Dealers that we appoint to act as the Independent Investment Banker from time to time, or, if any of such firms is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by us.

“Reference Treasury Dealer” means (i) each of Barclays Capital Inc. and Greenwich Capital Markets, Inc., and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we will substitute therefor

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another Primary Treasury Dealer, and (ii) any other Primary Treasury Dealer selected by the Independent Investment Banker after consultation with us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m. on the third Business Day preceding such redemption date.

Dividend Covenant

So long as any first mortgage bonds issued on or before February 10, 2005, including the bonds, are outstanding, we will not declare any dividend (other than dividends payable in our common stock) on any share of our common stock, unless such dividend is declared to be payable within 60 days after the date of declaration thereof and, further, we will not (a) declare any such dividend or make any other distribution on any shares of our common stock, or (b) purchase or otherwise retire for a consideration (other than in exchange for or from the proceeds of other shares of our capital stock) any shares of our common stock, if the aggregate amount so declared, distributed or expended from and after December 31, 1945, to and including the date of declaration in the case of a dividend and the date of payment in any other case, would exceed the aggregate of our net income available for dividends on our common stock accumulated after December 31, 1945, to and including a date not earlier than the end of the second calendar month preceding the date of declaration in the case of a dividend and the date of payment in any other case, plus the sum of $378,000.

Sinking or Maintenance and Improvement Fund

The bonds are not subject to redemption under any sinking fund, maintenance and improvement fund, or similar fund.

Trustee under Mortgage Indenture

JPMorgan Chase Bank, N.A. is the trustee under our mortgage indenture.

Additional Information

For additional information about the bonds, see “Description of New Bonds” in the accompanying prospectus, including:

(1) additional information about the terms of the bonds, including security,

(2) general information about our mortgage indenture and the trustee,

(3) a description of certain restrictions contained in our mortgage indenture, and

(4) a description of events of default under our mortgage indenture.

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UNDERWRITING

Under the terms and conditions set forth in the underwriting agreement dated the date of this prospectus supplement, we have agreed to sell to each of the underwriters named below, and each of the underwriters has severally agreed to purchase, the principal amount of the bonds set forth opposite its name below:

Name	Principal Amount of Bonds
Barclays Capital Inc.	$34,000,000
Greenwich Capital Markets, Inc.	34,000,000
Scotia Capital (USA) Inc.	8,500,000
Hibernia Southcoast Capital, Inc.	4,250,000
KBC Financial Products USA Inc.	4,250,000

Total	$85,000,000

Under the terms and conditions of the underwriting agreement, the underwriters have committed, subject to the terms and conditions set forth therein, to take and pay for all of the bonds if any of the bonds are taken, provided, that under certain circumstances involving a default of an underwriter, less than all of the bonds may be purchased.

The underwriters initially propose to offer the bonds directly to the public at the price to public set forth on the cover page hereof and may offer the bonds to certain dealers at a price that represents a concession not in excess of 0.50% of the principal amount of the bonds. Any underwriter may allow, and any such dealers may reallow to certain other dealers, a concession not in excess of 0.25% of the principal amount of the bonds. After the initial offering of the bonds, the offering price and other selling terms may from time to time be varied by the underwriters.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

There is presently no trading market for the bonds and there is no assurance that a market will develop since we do not intend to apply for listing of the bonds on a national securities exchange. Although they are under no obligation to do so, the underwriters presently intend to act as market makers for the bonds in the secondary trading market, but may discontinue such market-making at any time without notice. No assurance can be given as to the liquidity of the trading market for the bonds.

In order to facilitate the offering of the bonds, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the bonds. Specifically, the underwriters may overallot in connection with the offering, creating a short position in the bonds for their own account. In addition, to cover overallotments or to stabilize the price of the bonds, the underwriters may bid for, and purchase, the bonds in the open market. Finally, the underwriters may reclaim selling concessions allowed to an underwriter or a dealer for distributing the bonds in the offering, if they repurchase previously distributed bonds in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price for the bonds above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

It is expected that delivery of the bonds will be made on or about the date specified on the cover page of this prospectus supplement, which will be the fifth business day (T+5) following the date of this prospectus supplement. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days (T+3), unless the parties to any such trade expressly agree otherwise. Accordingly, the purchasers who wish to trade the bonds on the date of this prospectus supplement

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and the business day immediately following such date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the bonds who wish to trade the bonds on the date of this prospectus supplement and the business day immediately following such date should consult their own advisors.

Certain underwriters or their affiliates may engage, or have engaged in various general financing and banking transactions from time to time with us or our affiliates. Affiliates of certain of the underwriters are lenders under certain Entergy System credit facilities.

EXPERTS

The financial statements and the related financial statement schedule incorporated in this prospectus supplement and the accompanying prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports express an unqualified opinion and include an explanatory paragraph referring to the change in 2003 in the method of accounting for asset retirement obligations and for consolidation of variable interest entities), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

LEGALITY

The validity of the bonds will be passed upon for us by Dawn A. Abuso, Senior Counsel, of Entergy Services, Inc., New Orleans, Louisiana, as to matters of Louisiana law; Orgain, Bell & Tucker, L.L.P., Beaumont, Texas, as to matters of Texas law; and Thelen Reid & Priest LLP, New York, New York. The validity of the bonds will be passed upon for the underwriters by Pillsbury Winthrop LLP, New York, New York. Thelen Reid & Priest LLP and Pillsbury Winthrop LLP may rely on the opinion of Orgain, Bell & Tucker, L.L.P. as to matters of Texas law and the opinion of Dawn A. Abuso as to matters of Louisiana law relevant to their opinions.

All matters pertaining to franchises, titles to property and the lien of the mortgage indenture under Louisiana law will be passed upon for us by Dawn A. Abuso, Senior Counsel, Entergy Services, Inc., and all matters pertaining to our organization and to franchises, titles to property and the lien of the mortgage indenture under Texas law will be passed upon for us by Orgain, Bell & Tucker, L.L.P.

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PROSPECTUS

$600,000,000

FIRST MORTGAGE BONDS

ENTERGY GULF STATES, INC.

350 Pine Street, Beaumont, Texas 77701

(409) 838-6631

We may offer and sell, from time to time, up to $600,000,000 aggregate principal amount of our First Mortgage Bonds (the “New Bonds”). We will offer the New Bonds in one or more series or in separate sub-series, including medium term note sub-series, as determined at the time of offering and sale. We will offer the New Bonds at prices and on terms to be determined by market conditions at the time of offering and sale. The aggregate principal amount, maturity, interest rate and time of payment of interest (or method of calculating the interest rate), any redemption provisions, offering price, proceeds to us and other specific terms of the New Bonds, and any listing of any New Bonds on any national securities exchange or the Nasdaq Stock Market and any trading symbol for any New Bonds will be set forth in a prospectus supplement or supplements. This prospectus may be used to offer and sell series of New Bonds only if accompanied by the prospectus supplement for that series.

Investing in the New Bonds involves risks. See “ Risk Factors” beginning on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

We may sell the New Bonds through agents, underwriters or dealers, or directly to one or more purchasers. If sold through underwriters, the New Bonds may be sold to such underwriters by negotiation or by competitive bid. If any agents, underwriters or dealers are involved in the sale of the New Bonds in respect of which this prospectus is being delivered, the names of such agents, underwriters or dealers, any applicable discounts or commissions and the net proceeds to us with respect to the sale of such New Bonds will be set forth in a prospectus supplement. See “Plan of Distribution.”

Certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the New Bonds, including stabilizing transactions and syndicate covering transactions. For a description of these activities, see “Plan of Distribution.”

The date of this prospectus is December 19, 2003.

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RISK FACTORS

In considering whether to purchase the New Bonds, you should carefully consider the information we have included or incorporated by reference in this prospectus. In particular, you should carefully consider the risk factors described below, as well as the factors listed in “Forward-Looking Information” immediately following the risk factors.

We face uncertainties under a 1999 law that provides for retail open access in Texas.

In 1999, the Texas legislature enacted a law providing for competition through retail open access in the electric utility industry in Texas. The law provided for retail open access by most investor-owned electric utilities in Texas commencing January 1, 2002. With retail open access, generation and a new retail electric provider will become competitive businesses, but transmission and distribution operations will continue to be regulated.

The Public Utility Commission of Texas (the “PUCT”) delayed retail open access in our Texas service territory due to concerns about whether the market was ready for retail open access. As required by law, we have made numerous filings with the PUCT, including our filing of a plan to separate our generation, transmission, distribution, and retail electric functions into separate companies.

In April, 2003, the PUCT issued an order establishing a sequence of events and contemplating that, subject to the satisfactory outcome of those events, including a finding by the PUCT that the relevant Texas power region can offer fair competition and reliable service, retail open access under an interim solution may begin in 2004. In July, 2003, the PUCT issued an order on rehearing identifying December, 2004, as the target date for the commencement of retail open access under an interim solution in our Texas service territory.

In September, 2003, the PUCT issued an order approving a non-unanimous settlement agreement reached after numerous hearings with respect to the market protocols that will govern the retail and wholesale market upon commencement of retail open access. This order has been appealed by parties who did not join in the settlement agreement. We have requested the approval of certain of these protocols by the Federal Energy Regulatory Commission (the “FERC”) but cannot predict whether or when such approval will be obtained. In September, 2003, the PUCT also issued an order approving the price-to-beat fuel factor to be implemented by the price-to-beat retailer affiliated with us upon commencement of retail open access. An intervenor has appealed this order. The price-to-beat fuel factor is subject to revision based upon PUCT rules.

While the PUCT has approved a basic business separation plan for us in Texas, several other proceedings necessary to implement retail open access are required in Texas, including an independence and market readiness proceeding. In November 2003, we made a filing to initiate the independence proceeding and requested a determination that the transmission organization structure proposed by us meets the statutory independence requirements. Approvals of the Securities and Exchange Commission (the “SEC”), the FERC, and the Louisiana Public Service Commission (the “LPSC”) are also required for certain matters before we may implement our basic business separation plan. Delay in the start of retail open access may delay or jeopardize the regulatory approvals needed to comply with Texas, Louisiana, and federal law and may therefore have an adverse effect on us and the trading market for the New Bonds.

Ownership of a nuclear generating facility creates business, financial and waste disposal risks.

We own the River Bend Steam Electric Generating Station, a 966-megawatt nuclear powered generating station. One of our affiliates operates River Bend under an arrangement providing that we are responsible for all the operating costs. As a result, we are subject to the risks arising from owning and operating a nuclear generating facility. These include the risks arising from the use, storage, handling and disposal of high-level and low-level radioactive materials, limitations on the amounts and types of insurance commercially available in

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respect of losses that might arise in connection with nuclear operations, and uncertainties with respect to the technological and financial aspects of decommissioning nuclear plants at the end of their licensed lives (the operating license for River Bend expires in 2025).

In addition, concerns are being expressed in public forums about the safety of nuclear generation units and nuclear fuel. These concerns have led to various proposals to federal regulators as well as governing bodies in some localities for legislative and regulatory changes that could lead to the shut down of nuclear units, denial of life extension applications, restrictions on nuclear units as a result of unavailability of sites for spent nuclear fuel disposal, or other adverse effects on owning and operating nuclear power plants. If any of the proposals relating to legislative and regulatory changes became effective, it could have a material adverse effect on our results of operation or financial condition.

FORWARD-LOOKING INFORMATION

From time to time we make statements concerning our expectations, beliefs, plans, objectives, goals, strategies, and future events or performance. Those statements are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Although we believe that these forward-looking statements and the underlying assumptions are reasonable, they may not prove to be correct.

Forward-looking statements involve a number of risks and uncertainties, and there are factors that could cause actual results to differ materially from those results expressed or implied in the statements. Some of those factors (in addition to other factors described elsewhere in this prospectus, any prospectus supplement, and the documents incorporated by reference) include:

•	resolution of pending and future rate cases and negotiations, including various performance-based rate discussions, and other regulatory decisions, including those decisions related to our utility supply plan;

•	our ability to reduce our operation and maintenance costs, including the uncertainty of negotiations with unions to agree to such reductions;

•	the performance of our generating plants, and particularly the capacity factor at our nuclear generating facility;

•	changes in regulation of nuclear generating facilities and nuclear materials and fuel, including possible shutdown of nuclear generating facilities;

•	the prices and availability of power that we must purchase for our utility customers;

•	changes in the financial markets, particularly those changes affecting the availability of capital and our ability to refinance existing debt and to fund capital expenditures;

•	actions of rating agencies, including changes in the ratings of debt and preferred stock;

•	changes in inflation and interest rates;

•	volatility and changes in markets for electricity, natural gas, and other energy-related commodities;

•	changes in utility regulation, including the beginning or end of retail and wholesale competition, the ability to recover net utility assets and other potential stranded costs, and the establishment of a regional transmission organization;

•	changes in environmental, tax and other laws, including requirements for reduced emissions of sulfur, nitrogen, carbon, and other substances;

•	the economic climate, and particularly growth in our service territory;

•	variations in weather, hurricanes, and other disasters;

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•	advances in technology;

•	the potential impacts of threatened or actual terrorism and war;

•	the effects of litigation;

•	changes in accounting standards;

•	changes in corporate governance and securities law requirements; and

•	our ability to attract and to retain talented management and directors.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process. Under this “shelf” process, we may sell the New Bonds in one or more offerings up to a total dollar amount of $600,000,000. This prospectus provides a general description of the New Bonds. Each time we sell a series of New Bonds we will provide a prospectus supplement containing specific information about the terms of that series of New Bonds and the related offering. It is important for you to consider the information contained in this prospectus and the related prospectus supplement together with additional information described under the heading “Where You Can Find More Information” in making your investment decision.

ENTERGY GULF STATES, INC.

We were originally incorporated under the laws of the State of Texas in 1925 and were formerly named Gulf States Utilities Company. Our principal executive offices are located at 350 Pine Street, Beaumont, Texas 77701. Our telephone number is 409-838-6631.

We are a public utility company engaged in the generation, distribution and sale of electric energy, having substantially all our operations in the States of Texas and Louisiana. In addition to our principal electric business, we produce and sell steam for industrial use and purchase and retail natural gas in the Baton Rouge, Louisiana area. We serve approximately 712,000 electric customers in southeastern Texas and south Louisiana, of which approximately 48% reside in Louisiana and 52% reside in Texas. We serve approximately 90,000 natural gas customers in the Baton Rouge, Louisiana area. All of our outstanding common stock is owned by Entergy Corporation, a Delaware corporation (“Entergy”). Entergy is a public utility holding company registered under the Public Utility Holding Company Act of 1935, as amended. We, Entergy Arkansas, Inc., Entergy Louisiana, Inc., Entergy Mississippi, Inc. and Entergy New Orleans, Inc. are the principal operating utility subsidiaries of Entergy. Entergy also owns, among other things, all of the common stock of System Energy Resources, Inc., a generating company that owns the Grand Gulf Electric Generating Station, and Entergy Operations, Inc., a nuclear management services company.

We are subject to the jurisdiction of the municipal authorities of incorporated cities in Texas as to retail rates and services that we provide within their boundaries, with appellate jurisdiction over such matters residing in the PUCT. We are also subject to regulation by the PUCT as to retail rates and services that we provide in rural areas, certification of new generating plants and extensions of service into new areas in Texas. We are subject to regulation by the LPSC as to electric and gas service, rates and charges, certification of generating facilities and power or capacity purchase contracts, depreciation, accounting and other matters involving the territories served by us in Louisiana.

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WHERE YOU CAN FIND MORE INFORMATION

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. Our filings are available to the public on the Internet at the SEC’s website located at http://www.sec.gov. You may read and copy any document at the SEC public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Call the SEC at 1-800-732-0330 for more information about the public reference room and how to request documents.

The SEC allows us to “incorporate by reference” the information filed by us with the SEC, which means we can refer you to important information without restating it in this prospectus. The information incorporated by reference is an important part of this prospectus, and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference our annual report on Form 10-K for the year ended December 31, 2002, our quarterly report on Form 10-Q for the quarter ended March 31, 2003, our quarterly report on Form 10-Q for the quarter ended June 30, 2003, our quarterly report on Form 10-Q for the quarter ended September 30, 2003, our current report on Form 8-K dated July 11, 2003, our current report on Form 8-K dated July 21, 2003, and any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the time that all of the New Bonds are sold.

You may access a copy of any or all of these filings, free of charge, at our web site, which is located at http://www.entergy.com, or by writing or calling us at the following address:

Mr. Christopher T. Screen

Assistant Secretary

Entergy Gulf States, Inc.

Post Office Box 61000

New Orleans, Louisiana 70161

(504) 576-4212

You may also direct your requests via e-mail to cscreen@entergy.com.

The information contained in this prospectus and any accompanying prospectus supplement does not purport to be comprehensive and should be read together with the information contained in the documents incorporated by reference.

We have filed with the SEC three Registration Statements on Form S-3 under the Securities Act of 1933 with respect to the New Bonds. This prospectus does not contain all the information set forth in the registration statements and the exhibits thereto, certain portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and the New Bonds, refer to the registration statements and the exhibits filed as a part thereof or incorporated by reference therein, which may be inspected at the public reference room of the SEC at the address set forth above. Statements made in this prospectus concerning the contents of any document referred to herein are not necessarily complete and in each instance are qualified in all respects by reference to the copy of such document filed as an exhibit to one or more of the registration statements.

Any statement contained in this prospectus or in a document incorporated by reference shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in any other subsequently filed document incorporated by reference or in an accompanying prospectus supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

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No person has been authorized to give any information or to make any representation not contained or incorporated by reference in this prospectus or, with respect to any series of New Bonds, or any prospectus supplement relating thereto, and, if given or made, such information or representation must not be relied upon as having been authorized by us or any underwriter.

Neither the delivery of this prospectus and any prospectus supplement relating thereto nor any sale made hereunder or thereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the dates of this prospectus and the prospectus supplements or the dates that the documents incorporated by reference in this prospectus were filed with the SEC. Our business, financial condition, results of operations and prospects may have changed since those dates.

RATIOS OF EARNINGS TO FIXED CHARGES

We have calculated ratios of earnings to fixed charges pursuant to Item 503 of Regulation S-K of the SEC as follows:

Twelve Months Ended
December 31,					September 30, 2003
1998	1999	2000	2001	2002
1.40	2.18	2.60	2.36	2.49	1.66

“Earnings” represent the aggregate of (1) income before the cumulative effect of an accounting change, (2) taxes based on income, (3) investment tax credit adjustments-net, and (4) fixed charges. “Fixed Charges” include interest (whether expensed or capitalized), related amortization and estimated interest applicable to rentals charged to operating expenses.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the New Bonds for general corporate purposes, including, without limitation, meeting maturities or sinking fund requirements for any of our debt and preferred or preference stock, or redeeming or acquiring, in whole or in part, our outstanding securities. Any specific securities to be redeemed or acquired with the proceeds from a sale of a series of New Bonds and any other use of proceeds will be set forth in the prospectus supplement relating to that series.

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DESCRIPTION OF NEW BONDS

General

All references to the New Bonds herein shall, unless the context otherwise requires, be deemed also to refer to each sub-series of the New Bonds if all are not issued as a single series. The New Bonds are to be issued under and secured by our Indenture of Mortgage dated September 1, 1926, as supplemented and modified by the Seventh Supplemental Indenture dated as of May 1, 1946, as further supplemented and modified by supplemental indentures thereto and as to be further supplemented from time to time, under which JPMorgan Chase Bank is trustee. The bonds of all series that have been and may be issued under the indenture, including the New Bonds, are hereinafter under this caption referred to as the “bonds.”

The statements herein concerning the New Bonds and certain provisions of the indenture are merely an outline and do not purport to be complete. They are qualified in their entirety by reference to the indenture for complete statements and for the definitions of various terms and phrases.

Terms of Specific Series of the New Bonds

A prospectus supplement will describe the following terms of a series of the New Bonds to be issued:

(1) the designation of such series of the New Bonds;

(2) the aggregate principal amount of such series;

(3) the date on which such series will mature;

(4) the rate at which such series will bear interest and the date from which such interest accrues;

(5) the dates on which interest will be payable;

(6) the prices, including redemption prices, and the other terms and conditions upon which we may redeem the particular series prior to maturity;

(7) whether the dividend covenant described below will be applicable to any such series;

(8) if an insurance policy will be provided for the payment of the principal of and/or interest on the New Bonds of such series, the terms thereof;

(9) the rights, if any, of a holder to elect repayment; and

(10) any other terms of such series of the New Bonds not inconsistent with the provisions of the indenture.

Payment

The New Bonds and interest thereon will be paid in any coin or currency of the United States of America that at the time of payment is legal tender at the corporate trust office of the trustee in the Borough of Manhattan, City and State of New York. See “—Book-Entry Securities.”

Sinking Fund

The New Bonds will not be subject to any sinking fund, maintenance and improvement fund or similar fund with respect to the bonds.

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Form and Exchange

The New Bonds will be fully registered bonds without coupons. See “—Book-Entry Securities.” The New Bonds will be exchangeable for other New Bonds of the same series, or if issued in sub-series, of the same sub-series, in equal aggregate principal amounts. Although the indenture permits us to charge up to $2 per bond in connection with exchanges and transfers, we presently do not intend to do so with regard to the New Bonds.

Security

In the opinion of our counsel named under “Legality,” the New Bonds will be secured, equally and ratably with all other bonds issued and outstanding under the indenture, by a valid and direct first mortgage on all our principal properties, except as stated below, subject only to:

(1) the prior lien of the trustee for its compensation, expenses and liability,

(2) such easements, leases, contracts, covenants, liens and other encumbrances and defects as are customarily encountered in comparable utility systems and are not of a character to interfere materially with the use and operation of such properties,

(3) current taxes,

(4) other liens or encumbrances that are of a minor nature and that do not secure the payment of money, and

(5) permitted encumbrances on our bondable property, franchises and permits.

There are excepted from the lien of the indenture bills, notes, accounts receivable, cash, contracts, shares of stock, bonds, and notes, other evidences of indebtedness and other securities; merchandise held for sale; materials and supplies; fuel; aircraft, automobiles and trucks, etc.; oil, gas, and other minerals underlying mortgaged lands; office furniture, equipment and supplies; and certain other properties.

The indenture permits us to acquire bondable property subject to prior liens. The indenture contains provisions subjecting to the lien thereof all property that we may acquire after the date of the indenture except property of the character expressly excepted and subject to certain limitations in cases of mergers and consolidations.

Property Subject to Prior Liens

Property subject to any prior lien cannot constitute property additions for use as a basis for action or credit under the indenture, unless such lien is established as a refundable lien and:

(1) the principal amount of the outstanding indebtedness secured by such prior lien will not exceed 60% of the amount of the property subject thereto;

(2) the total principal amount of the prior lien indebtedness to be outstanding will not exceed 15% of the total principal amount of bonds then outstanding and bonds that we would then be entitled to have authenticated and delivered; and

(3) the principal amount of prior lien indebtedness being established as refundable will not exceed 60% of available net additions.

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Issuance of Additional Bonds

Additional bonds ranking equally and ratably with the New Bonds may be issued under the indenture, subject to the limitation that the aggregate principal amount of bonds at any one time outstanding shall not exceed $100,000,000,000. Such additional bonds may be authenticated and delivered:

(1) in an aggregate principal amount not exceeding 60% of available net additions;

(2) against the deposit of cash with the trustee; and

(3) against the retirement of bonds or refundable indebtedness.

Cash we deposit with the trustee pursuant to clause (2) above may be withdrawn to the extent of 60% of available net additions or 100% of available debt retirements of bonds or refundable indebtedness.

As of September 30, 2003, we had approximately $981,000,000 of available debt retirements, entitling us to issue approximately $596,000,000 in principal amount of bonds on the basis of available debt retirements without an earnings coverage test, and we had approximately $2,489,000,000 of available net additions, entitling us to issue approximately $1,492,000,000 in principal amount of bonds on the basis of available net additions. We expect that the New Bonds will be issued against available debt retirements or available net additions.

As a condition to the authentication and delivery of additional bonds, except on the basis of retirements of bonds or refundable indebtedness in certain cases, net earnings available for interest for twelve consecutive months within the fifteen months immediately preceding the calendar month in which application for authentication and delivery of the bonds is made must have been at least twice the aggregate amount of the annual interest charges upon the outstanding bonds, the bonds then applied for, and any indebtedness to be outstanding secured by prior liens. Based upon the results of our operations for the twelve months ended September 30, 2003, during such fifteen month period, we could issue approximately $922,000,000 in principal amount of bonds, in addition to the amount of bonds then outstanding (assuming an interest rate of 5.5% for additional bonds). Such amount will be affected by the issuance of the New Bonds and the retirement of existing bonds with the proceeds of the New Bonds and by subsequent net earnings. New Bonds in a greater amount may also be issued for the refunding of outstanding bonds.

Release and Substitution of Property

Properties subject to the lien of the indenture may be released against:

(1) the deposit of cash or, within certain limits, purchase money obligations and, in certain cases, governmental or municipal obligations;

(2) the deposit of the proceeds under a prior lien;

(3) available net additions; and

(4) available debt retirements of bonds or refundable indebtedness.

No prior notice to bondholders is required in connection with releases but subsequent reports are required in certain cases. In the event of the sale, taking or release of all or substantially all of our bondable property not subject to any nonrefundable prior lien, the proceeds must be applied to the purchase or redemption of bonds or refundable indebtedness.

Covenant as to Dividends

So long as any bonds issued on or before the date specified in the applicable prospectus supplement are outstanding, and unless otherwise specified in the applicable prospectus supplement, we will not declare any

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dividend (other than dividends payable in our common stock) on any shares of our common stock, unless such dividend is declared to be payable within 60 days after the date of declaration thereof and, further, we will not:

(1) declare any such dividend or make any other distribution on any shares of our common stock, or

(2) purchase or otherwise retire for a consideration (other than in exchange for or from the proceeds of other shares of our capital stock) any shares of our common stock, if the aggregate amount so declared, distributed or expended from and after December 31, 1945, to and including the date of declaration in the case of a dividend and the date of payment in any other case, would exceed the aggregate of our net income available for dividends on our common stock accumulated after December 31, 1945, to and including a date not earlier than the end of the second calendar month preceding the date of declaration in the case of a dividend and the date of payment in any other case, plus the sum of $378,000.

Trustee

At stated intervals of not more than 12 months, the trustee is required to report to the bondholders certain events, if any have occurred, including any change in its eligibility or qualifications and, if the bonds are in default, the creation of or any change in its relationship to us that constitutes a conflicting interest. In certain cases the trustee is required to share the benefit of payments received as a creditor within three months prior to default. From time to time, we may maintain deposit accounts with, and borrow funds from, the trustee. The holders of a majority of the aggregate principal amount of the bonds may require the trustee to take certain action under the indenture, including the enforcement of the lien thereof, as further described under “—Defaults and Notice Thereof” below. Before acting, among other conditions, the trustee may require indemnification satisfactory to it.

Defaults and Notice Thereof

An event of default is defined as:

(1) a default in payment of principal or premium, if any, when due;

(2) a default for 30 days in payment of interest after due;

(3) a default for 60 days in satisfaction of sinking and improvement fund obligations;

(4) a default under the covenants, conditions and agreements contained in the indenture on our part for 90 days after notice by the trustee or the holders of 15% of the aggregate principal amount of the outstanding bonds; and

(5) certain events in bankruptcy, insolvency, receivership or reorganization proceedings.

We are required to deliver annually to the trustee an officers’ certificate stating whether or not, to the best of the knowledge of the signers, any default exists. The trustee is required to give certain notice to the bondholders after the occurrence of a default, if not cured, but the trustee is protected in withholding notice of defaults other than in the payment of principal, interest, or sinking and improvement fund or purchase fund installments, if it determines in good faith that the withholding of notice is in the interests of the bondholders.

Anything in the indenture to the contrary notwithstanding, the right of any bondholder to receive payment of the principal of and interest on the holder’s bond on or after the due date of the bond as expressed in the bond or to institute suit for the enforcement of the payment on or after the due date of the bond is absolute and unconditional and will not be impaired or affected without the consent of the holder. Moreover, under most circumstances, the holders of a majority in aggregate principal amount of the bonds then outstanding have the right to require the trustee to proceed to enforce the lien of the indenture and direct and control the time, method and place of conducting any and all proceedings authorized by the indenture for any sale of the trust estate, the foreclosure of the indenture, or any other action or proceeding thereunder instituted by the trustee. The holders of

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not less than 75% of the aggregate principal amount of the bonds outstanding, including not less than 60% of each series of such bonds outstanding, may waive any past default, except for a default in the payment of principal of, premium, if any, or interest on the bonds.

Satisfaction and Discharge

If we should pay or provide for payment of the entire indebtedness on all bonds as the indenture provides and should pay all other sums due and payable under the indenture and should so request, the trustee will acknowledge satisfaction of the indenture and surrender the trust estate, other than cash for the payment of bonds, to us.

Modification or Amendment of Indenture

The indenture and the rights and obligations of both us and the bondholders may be modified with the consent of the holders of not less than 75% in aggregate principal amount of the outstanding bonds, including not less than 60% of each series affected, but no such modification shall:

(1) extend the maturity of any of the bonds or reduce the rate or extend the time of payment of interest on the bonds or reduce the amount of principal of the bonds, or reduce any premium payable on the redemption of the bonds, without the consent of the holder of each affected bond;

(2) permit the creation of any lien, not otherwise permitted, prior to or on a parity with the lien of the indenture, without the consent of the holders of all the bonds then outstanding; or

(3) reduce the percentage of bondholders required to approve any such supplemental indenture, without the consent of the holders of all the bonds then outstanding.

Merger and Sale of Assets

The indenture provides that we may consolidate with or merge into any other corporation or sell, convey, transfer or lease, subject to the lien of the indenture, all of the trust estate as, or substantially as, an entirety to any corporation lawfully entitled to acquire or lease and operate the same, provided, among other things, that such action shall be upon such terms as do not in any respect impair the lien and security of the indenture, and that the corporation resulting from such merger or consolidation or into or with which we merge, or the corporation that shall have received our properties and assets, shall assume by a supplemental indenture the due and punctual payment of the principal of and interest on all the bonds and the performance of the covenants and conditions for us to keep or to perform.

Book-Entry Securities

The Depository Trust Company (“DTC”) will act as securities depository for the New Bonds. The New Bonds will be issued as fully registered securities registered in the name of Cede & Co., the partnership nominee of DTC. One or more fully registered New Bond certificates will be issued for each issue of the New Bonds, in the aggregate principal amount of such issue, and will be deposited with DTC.

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds and provides asset servicing for United States and foreign equity issues, corporate and municipal debt issues, and money market instruments from countries that DTC participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between the accounts of

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Direct Participants, thereby eliminating the need for physical movement of securities certificates. Direct Participants include both United States and foreign securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is, in turn, owned by a number of Direct Participants of DTC and members of the National Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation, and Emerging Markets Clearing Corporation, all of which clearing corporations are subsidiaries of DTCC, as well as by The New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to other entities such as both United States and foreign securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants” and, together with Direct Participants, the “Participants”). The DTC rules applicable to its Participants are on file with the SEC.

Purchases of New Bonds under the DTC system must be made by or through Direct Participants, which will receive a credit for the New Bonds on the records of DTC. The ownership interest of each actual purchaser of each New Bond (“Beneficial Owner”) is in turn to be recorded on the records of the Direct Participant or the Indirect Participant. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct Participant or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the New Bonds are to be accomplished by entries made on the books of Direct Participants and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in New Bonds, except in the event that use of the book-entry system for the New Bonds is discontinued.

To facilitate subsequent transfers, all New Bonds deposited by Direct Participants with DTC are registered in the name of Cede & Co., the partnership nominee of DTC, or such other name as may be requested by an authorized representative of DTC. The deposit of New Bonds with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the New Bonds; the records of DTC reflect only the identity of the Direct Participants to whose accounts such New Bonds are credited, which may or may not be the Beneficial Owners. The Direct Participants and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial Owners of New Bonds may wish to take certain steps to augment the transmission to them of notices of significant events with respect to the New Bonds, such as redemptions, tenders, defaults, and proposed amendments to the indenture. For example, Beneficial Owners of New Bonds may wish to ascertain that the nominee holding the New Bonds for their benefit has agreed to obtain and to transmit notices to Beneficial Owners. In the alternative, Beneficial Owners may wish to provide their names and addresses to the trustee and request that copies of notices be provided directly to them.

Redemption notices shall be sent to DTC. If less than all the New Bonds within an issue are being redeemed, the practice of DTC is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

Neither DTC nor Cede & Co. nor any other DTC nominee will consent or vote with respect to New Bonds unless authorized by a Direct Participant in accordance with DTC procedures. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns the consenting or voting rights of Cede & Co. to those Direct Participants to whose accounts New Bonds are credited on the record date, identified in a listing attached to the omnibus proxy.

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Redemption proceeds, principal payments, interest payments, and any premium payments on the New Bonds will be made to Cede & Co. or such other nominee as may be requested by an authorized representative of DTC. The practice of DTC is to credit the accounts of Direct Participants, upon the receipt by DTC of funds and corresponding detail information from us or the trustee, on the payable date in accordance with their respective holdings shown on the records of DTC. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practice, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC or its nominee, the trustee, any underwriters or dealers or agents, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, principal, interest, and any premium on the New Bonds to Cede & Co. or such other nominee as may be requested by an authorized representative of DTC is the responsibility of either the trustee or us, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct Participants and Indirect Participants.

A Beneficial Owner shall give notice to elect to have its New Bonds purchased or tendered, through its Participant, to the tender or remarketing agent and shall effect delivery of such New Bonds by causing the Direct Participant to transfer the interest of the Participant in the New Bonds, on the records of DTC, to the tender or remarketing agent. The requirement for physical delivery of New Bonds in connection with an optional tender or a mandatory purchase will be deemed satisfied when the ownership rights in the New Bonds are transferred by Direct Participants on the records of DTC and followed by a book-entry credit of tendered New Bonds to the DTC account of the tender or remarketing agent.

DTC may discontinue providing its services as depository with respect to the New Bonds at any time by giving reasonable notice to the trustee or us. Under such circumstances, in the event that a successor depository is not obtained, New Bond certificates are required to be printed and delivered.

We may decide to discontinue use of the system of book-entry transfers through DTC or a successor securities depository. In that event, New Bond certificates will be printed and delivered.

The information in this section concerning DTC and its book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

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PLAN OF DISTRIBUTION

We may offer and sell the New Bonds:

(1) through one or more underwriters or dealers;

(2) directly to a limited number of purchasers or to a single purchaser;

(3) through one or more agents; or

(4) through a combination of any such methods.

A prospectus supplement with respect to the New Bonds will set forth the terms of the offering of the New Bonds, the proceeds to us from the sale of the New Bonds, any underwriting discounts and other items constituting underwriters’ compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers, and whether or not the New Bonds will be listed on any national securities exchange or the Nasdaq Stock Market. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If we sell the New Bonds through underwriters, they will acquire them for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The New Bonds may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriters with respect to the New Bonds being offered will be named in a prospectus supplement relating to that offering and, if an underwriting syndicate is used, the managing underwriters will be set forth on the cover page of that prospectus supplement. Any underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will be obligated to purchase all the New Bonds to which such underwriting agreement relates if any are purchased, but that agreement may provide that under certain circumstances, including a default of one or more underwriters, less than all the New Bonds may be purchased.

The New Bonds may be sold directly by us or through agents designated by us. Any agent involved in the offer or sale of the New Bonds in respect of which this prospectus is delivered will be named, and any commissions payable by us to that agent will be set forth, in a prospectus supplement.

Broker-dealers may or may not make a market in any series of the New Bonds. A liquid trading market for any series of the New Bonds may or may not develop.

Any underwriters may engage in stabilizing transactions and syndicate covering transactions in accordance with Rule 104 under the Securities Exchange Act of 1934. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the New Bonds in the open market after the distribution has been completed to cover syndicate short positions. Such stablilizing transactions and syndicate covering transactions may cause the price of the New Bonds to be higher than it would otherwise be in the absence of such transactions.

We will agree to indemnify any underwriters, dealers, agents or purchasers, and their controlling persons, against certain civil liabilities, including liabilities under the Securities Act of 1933.

Underwriters, dealers, and agents and their affiliates may engage in transactions with, or perform services for, us or our affiliates in the ordinary course of business.

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EXPERTS

The financial statements and related financial statement schedule incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

LEGALITY

The validity of the New Bonds will be passed upon for us by Mark G. Otts, Senior Counsel, Entergy Services, Inc., New Orleans, Louisiana, as to matters of Louisiana law; Orgain, Bell & Tucker, L.L.P., Beaumont, Texas, as to matters of Texas law; and Thelen Reid & Priest LLP, New York, New York. The validity of the New Bonds for any underwriters, dealers, agents, or purchasers will be passed upon by Pillsbury Winthrop LLP, New York, New York. Thelen Reid & Priest LLP and Pillsbury Winthrop LLP may rely on the opinion of Orgain, Bell & Tucker, L.L.P. as to matters of Texas law and the opinion of Mark G. Otts as to matters of Louisiana law relevant to their opinions.

All matters pertaining to franchises, titles to property and the lien of the indenture under Louisiana law will be passed upon for us by Mark G. Otts, Senior Counsel, Entergy Services, Inc., and all matters pertaining to our organization and to franchises, titles to property and the lien of the indenture under Texas law will be passed upon for us by Orgain, Bell & Tucker, L.L.P.

The statements as to matters of law and legal conclusions made under “Description of New Bonds—Security” in this prospectus have been reviewed by Mark G. Otts, Senior Counsel, Entergy Services, Inc., and Orgain, Bell & Tucker, L.L.P. and are set forth herein in reliance upon their opinions and upon their authority as experts.